Exhibit 10.31

SURF AIR MOBILITY INC.

INCENTIVE BONUS PLAN

1. Purposes.

(a) The purpose of this Incentive Bonus Plan (this “Plan”) is to provide select employees, consultants and service providers of Surf Air Mobility Inc. (the “Company”) and its Affiliates who were direct or indirect shareholders of Southern Airways Corporation (“SAC”) an incentive to contribute fully to the Company’s business achievement goals and success.

(b) The Company hereby seeks to reward certain employees, consultants and other service providers of the Company with the opportunity to earn bonuses (payable in cash or stock as provided herein) upon the Company’s achievement of certain milestones.

2. Definitions.

(a) “Administrator” means the Board or a committee thereof appointed by the Board to administer this Plan and Bonus Awards granted hereunder.

(b) “Affiliate” means any entity that is part of a controlled group of entities or is under common control with the Company within the meaning of Code Section 1563(a), 414(b) or 414(c), except that, in making any such determination, fifty percent (50%) shall be substituted for eighty percent (80%) each place it appears under such Code sections and related regulations.

(c) “Award Agreement” has the meaning set forth in Section 5(a) of this Plan. Each Award Agreement shall be substantially in the form attached hereto as Exhibit A (or such other form as the Administrator may approve from time to time).

(d) “Board” means the Company’s Board of Directors.

(e) “Bonus Award” has the meaning set forth in Section 6(a) of this Plan.

(f) “Cause” shall mean, after the Effective Date: (i) the Participant’s willful engagement in misconduct in the performance of Participant’s duties that causes material harm to the Company or any of its Affiliates; or (ii) the Participant’s conviction of a criminal violation involving fraud or dishonesty. Without limiting the generality of the foregoing, the following shall not constitute Cause: the failure by the Participant and/or the Company to attain financial or other business objectives; any personal or policy disagreement between the Participant and the Company or any of its Affiliates or any member of the Board of Directors of the Company; or any action taken by the Participant in connection with Participant’s duties if the Participant has acted in good faith and in a manner the Participant reasonably believed to be in, and not opposed to, the best interest of the Company and its Affiliates and had no reasonable cause to believe the Participant’s conduct was improper. Notwithstanding anything herein to the contrary, if the Company or any Affiliate seeks to terminate the employment of a Participant for Cause, the Company or the Affiliate shall give the Participant at least thirty (30) days’ prior written notice specifying in detail the reason or reasons for the Participant’s termination. If the Participant and the Company (or any of its Affiliates) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines “cause,” then with respect to such Participant’s rights under this Plan, “Cause” shall have the meaning defined in this Plan.

(g) “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(h) “Company” has the meaning set forth in Section 1 of this Plan.

(i) “Common Stock” means the Company’s common stock.

(j) “Effective Date” has the meaning set forth in Section 4(a) of this Plan.

(k) “Executive Officer” means any officer of the Company covered by Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended.

(l) “Good Reason” means, after the Effective Date, one of the following has occurred without the Participant’s written consent: (A) any material reduction in the Participant’s base salary rate or compensation opportunities (including the Participant’s bonus opportunity), (B) any material and adverse change in the Participant’s position, title, or reporting lines or any change in the Participant’s job duties, authority, or responsibilities to those of lesser status, or (C) a relocation of the Participant’s primary work location that would increase the Participant’s one-way commute by more than 30 miles. To claim Good Reason, a Participant must give the Company written notice of the termination, setting forth the conduct of the Company that constitutes Good Reason, within 30 days of the first date on which the Participant has knowledge of such conduct. The Participant must further provide the Company at least 30 days following the date on which such notice is provided to cure such conduct. Failing such cure, a termination of employment by the Participant for Good Reason shall be effective on the day following the expiration of such cure period.

(m) “Measurement Period” means either the Tranche 1 Period or the Tranche 2 Period, as applicable.

(n) “Participant” means any employee, consultant, or other service provider of the Company or an Affiliate who has been granted Participation Units under this Plan.

(o) “Participation Percentage” with respect to a Participant means, at the end of the applicable Measurement Period, the number of Participation Units then held by the Participant divided by the total number of Participation Units then outstanding.

(p) “Participation Unit” means a bookkeeping entry representing a potential right to receive a payment under this Plan.

(q) “Plan” has the meaning set forth in Section 1 of this Plan.

(r) “Plan Pool” has the meaning set forth in Section 4(b) of this Plan.

(s) “SAC” has the meaning set forth in Section 1 of this Plan.

(t) “SAC Representative” means (i) Stan Little until his termination of employment with the Company or one of its Affiliates, and other than in respect of administrative decisions affecting his participation in this Plan, and (ii) in the event of Stan Little’s (or any subsequent SAC Representative’s) termination of employment with the Company or an Affiliate (and in respect of administrative decisions affecting his participation in this Plan), the next largest holder of Participation Units then outstanding who is an employee of the Company or an Affiliate.

(u) “Termination of Service” means a termination of a Participant’s employment or service with the Company or its Affiliates for any reason, at any time, but excluding any termination which includes simultaneous reemployment or continuous employment of the Participant by the Company or any of its Affiliates. Subject to the proviso in the penultimate sentence of Section 3(b) below, the SAC Representative shall determine the effect of all matters and questions relating to Terminations of Service, including, without limitation, the question of whether a Termination of Service has occurred (and the vesting of any Participation Units that may occur in connection with such Termination of Service), and whether any particular leave of absence constitutes a Termination of Service.

(v) “Tranche 1 Period” has the meaning set forth in Schedule 1 of this Plan.

(w) “Tranche 2 Period” has the meaning set forth in Schedule 1 of this Plan.

3. Administration.

(a) This Plan shall be interpreted and administered by the Administrator, except as expressly provided herein.

(b) Effective as of the Effective Date, the Administrator has delegated to the SAC Representative the authority to take the following actions in the SAC Representative’s sole discretion (any such action within the SAC Representative’s delegated authority to be final and binding on all persons): (1) subject to the limit set forth in Section 5(a) of this Plan, approve grants of Participation Units after the Effective Date to employees of the Company and its Affiliates; and (2) determine the circumstances of a Participant’s Termination of Service and the effect of such termination on the Participant’s rights hereunder pursuant to Section 5(c) hereof; provided, however, that any such action relating to Participation Units or a Bonus Award of the SAC Representative or any other Executive Officer must be approved by the Administrator. For the avoidance of doubt, this Section 3(b) may not be amended without the written consent of the SAC Representative.

(c) Action by the Administrator approving and effecting a grant of Participation Units may be evidenced by an Award Agreement signed by the Administrator or an authorized designee of the Administrator.

(d) In the event of any spin-off, split-off, carve-out, material divestiture or acquisition, merger, amalgamation, consolidation, reorganization, change in corporate structure, or similar corporate event or transaction following the Effective Date, the Administrator, in consultation with the SAC Representative, will make one or more adjustments to the revenue goals set forth on Schedule 1 as equitable to each outstanding Participation Unit such that no dilution or enlargement of benefits or potential benefits occurs.

4. Effective Date  Plan; Establishment of Plan Pool.

(a) This Plan is effective on the closing date of the acquisition of SAC by the Company (the “Effective Date”) and is contingent upon the closing of such acquisition.

(b) At the end of each Measurement Period, the Company shall fund a bonus pool (each, a “Plan Pool”) if and to the extent required pursuant to the funding mechanics set forth on Schedule 1 of this Plan and the funding medium provided in Section 6(b) hereof, based on the highest level of Qualifying Revenue (as defined in Schedule 1) during any period of 12 whole consecutive calendar months that ends during such Measurement Period (each such period, a “12-Month Period”). The right of Participants to receive any Bonus Award with respect to a Measurement Period shall terminate on the last day of that Measurement Period (subject to the Participant’s right to receive any Bonus Award that may be payable for that Measurement Period in accordance with the provisions of this Plan that has not previously been paid).

5. Allocation of Plan Pool; Termination of Employment.

(a) Each Participation Unit represents a contractual right to receive one or more payments hereunder, subject to the terms and conditions of this Plan and the applicable Award Agreement. The maximum number of Participation Units that may be granted under this Plan is 156,798.

(b) The number of Participation Units granted to each Participant will be set forth in the Participant’s Award Agreement and is referred to herein as such Participant’s “Initial Allocation”).

(c) A Participant will retain the Participant’s Initial Allocation of Participation Units for the duration of this Plan; provided, however, that if the Participant experiences a Termination of Service either (i) by the Company or one of its Affiliates for Cause or (ii) by the Participant for any reason (other than Good Reason), then, unless otherwise expressly provided in the Participant’s Award Agreement, the Participant will immediately forfeit upon such Termination of Service a number of Participation Units such that the Participant retains only a number of Participation Units equal to (x) such Participant’s Initial Allocation multiplied by (y) a fraction, the numerator of which is the weighted average number of full calendar months of such Participant’s service with the Company and its Affiliates during each 12-Month Period of the applicable Measurement Period (weighted by reference to the amount of Qualifying Revenue during each such 12-Month Period), and the denominator of which is twelve (12).

6. Payment of Bonus Awards.

(a) Except as otherwise provided in this Plan or an Award Agreement, with respect to each Measurement Period, a Participant shall receive payment in respect of the Participant’s Participation Units in an amount determined by multiplying (i) the Plan Pool established for that Measurement Period in accordance with Schedule 1 (prior to giving effect to any deductions pursuant to Section 8(b) below or pursuant to any Award Agreement) by (ii) the Participant’s Participation Percentage (each a “Bonus Award”). Bonus Awards for each Measurement Period shall be paid no later than thirty (30) days following the last day of such Measurement Period.

(b) Any Bonus Award payable hereunder shall be paid, as determined by the Administrator in its sole discretion, either (i) in cash, (ii) if the Common Stock is then traded on a national securities exchange (and provided the Participant is then eligible to receive an equity award grant under the applicable equity incentive plan), in a number of fully vested shares of Common Stock issued pursuant to the Company’s 2023 Equity Incentive Plan (or a successor plan thereto) equal to (x) the amount of the Bonus Award to be paid in shares divided by (y) the volume-weighted average of the closing prices of the Common Stock in regular trading on such exchange over a period of five (5) consecutive trading days ending on the day before the date of issuance of such shares, or (iii) a combination of (i) and (ii). If the foregoing results in a fractional share, the value of such fractional share must be paid to the Participant in cash.

7. Parachute Payments. In the event that any Bonus Award that may be payable to a Participant hereunder would result in the imposition of a “parachute payment” excise tax under Section 4999 of the Code, the Bonus Award will be subject to the parachute tax provisions set forth in the Award Agreement. Notwithstanding anything to the contrary herein or in any Award Agreement, any amounts otherwise payable pursuant to this Plan that are not paid due to any Participant’s waiver of such amounts and SAC’s subsequent failure to obtain approval of such payments in accordance with Section 280G of the Code will, solely for the purpose of determining the amounts payable to all Participants pursuant to Section 6 above, be deemed paid by the Company to the Participant who waived such amounts (and for the avoidance of doubt will not, solely for such purpose, be deemed to have been forfeited by such Participant).

8. Miscellaneous Provisions

(a) Payment Rounding. All payments provided under this Plan shall be rounded down to the nearest whole cent.

(b) Tax Withholding. As a condition to receipt of any payment under this Plan, the Participant must make arrangements reasonably acceptable to the Company to satisfy applicable tax withholding. With respect to cash payments, the Company shall be permitted to deduct applicable withholding from the cash payment. With respect to non-cash payments, in the event the Participant does not make arrangements to satisfy applicable withholding within thirty (30) days following written request of the Company (which such request can be made no earlier than fifteen (15) business days prior to the applicable payment), the Participant shall forfeit the applicable payment.

(c) Release of Claims. Notwithstanding any contrary provision herein, all payments hereunder due to a Participant on or following the Participant’s Termination of Service are subject to the Participant (or the Participant’s estate, as applicable) executing and not revoking the Company’s standard form of general release of all claims such that the release becomes irrevocably effective within sixty (60) days following the Termination of Service. Amounts that would otherwise be paid within such 60-day period shall accrue (without interest) until such release becomes fully and irrevocably effective, with accrued amounts paid once the release becomes fully and irrevocably effective; provided, however, that if such 60-day period to provide an irrevocable release spans two calendar years, such accrued amounts shall be paid during the second such calendar year (and within the 60-day period). Amounts forfeited as a result of failure to satisfy the foregoing release condition shall be distributed pro rata to the remaining Participants based on the number of Participation Units each such Participant then holds (such payment to be made on the first payment date of Bonus Awards pursuant to Section 6(a) that follows the date of such forfeiture).

(d) No Restrictions on the Company. This Plan does not restrict the ability of the Company to freely negotiate, decline to negotiate, renegotiate, modify or terminate any transaction, or any agreement comprising part of any transaction, which could give rise to an award hereunder. This Plan does not, and shall not be construed by any person, to restrict the ability of the Company and its Affiliates to alter their capital structures, issue securities, incur debt and expenses, declare and pay dividends or distributions or otherwise conduct the business of the Company or take any action.

9. Amendment and Termination of This Plan.

(a) The Administrator may not terminate or amend the terms of this Plan at any time without the prior written consent of Participants holding at least seventy percent (70%) of the Participation Units outstanding at that time.

(b) This Plan shall automatically terminate upon the payment or distribution of all amounts payable to Participants under this Plan and the applicable Award Agreements.

10. No Guarantee of Future Service. Nothing in this Plan shall provide any guarantee or promise of continued employment or services of a Participant with, for or on behalf of the Company or any of its Affiliates. Subject to the rights of Participants as otherwise set forth herein, the Company and each Affiliate retains the right to terminate the employment or services of any Participant at any time, with or without Cause, for any reason or no reason, except as may be restricted by law or contract, provided that the termination of a Participant by the Company or an Affiliate shall not affect the rights of such Participant with respect to the receipt of (i) any unpaid Bonus Award that became payable hereunder prior to the Participant’s Termination of Service and (ii) any Bonus Award the Participant may be eligible to receive following such Termination of Service as determined in accordance with Section 5(c) hereof.

11. Section 409A Compliance. Notwithstanding other provisions of this Plan, it is intended that no payment be provided under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Administrator that, as a result of Section 409A of the Code, payments under this Plan may not be made at the time contemplated by the terms of this Plan without causing the Participant to be subject to taxation under Section 409A of the Code, the Company will make a reasonable effort in good faith so that the Participant will not incur any tax liability under Section 409A of the Code; provided that neither Company nor any of its Affiliates, nor any of their respective owners, directors, officers, employees or representatives shall have any liability to Participants with respect to Section 409A of the Code (as to this Section 11 or otherwise). Each payment in a stream of payments shall be deemed a separate payment for purposes of Section 409A of the Code.

12. Funding. This Plan is intended to constitute an “unfunded” program for incentive compensation, and no amounts shall be set aside to fund any payments hereunder. Bonus Awards payable under this Plan will be payable from the general assets of the Company. The Company’s obligations under this Plan are unfunded and unsecured, and the Participants have no rights other than those of general unsecured creditors of the Company with respect to any payment hereunder.

13. Special Incentive Compensation. By acceptance of a Bonus Award hereunder, each Participant shall be deemed to have agreed that such Bonus Award is special incentive compensation that will not be taken into account, in any manner, as salary, compensation or bonus in determining the amount of any payment under any pension, retirement, life insurance, disability, severance or other employee benefit plan of the Company or any of its Affiliates.

14. Death Benefits. In the event of a Participant’s death, any amounts that would have been payable to the Participant hereunder shall be payable and delivered to the estate of such deceased Participant.

15. No Assignment of Benefits. Except as otherwise determined by the Administrator in its sole discretion, benefits under this Plan may not be assigned, transferred or pledged by Participants before they are paid. Benefits will be paid only to the Participants who are entitled to receive them under this Plan. Any assignment, pledge or transfer in contravention of this Section 15 shall be void ab initio.

16. Choice of Law. All questions concerning the construction, validity and interpretation of this Plan will be governed by the law of the State of Delaware, applicable to contracts to be executed and performed entirely therein, regardless of the laws of any other jurisdiction that might otherwise govern due to applicable conflicts of laws principles.

17. Arbitration. Any controversy arising out of or relating to this Plan and/or an Award Agreement, their enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of their provisions, or any other controversy arising out of or related to the Award, including, but not limited to, any state or federal statutory claims, shall be submitted to arbitration in Manhattan, New York, before a panel of three arbitrators (the “Panel”), selected from Judicial Arbitration and Mediation Services, Inc., or its successor (“JAMS”), or if JAMS is no longer able to supply the Panel, such Panel shall be selected from the American Arbitration Association; provided, however, that provisional injunctive relief may, but need not, be sought by either the Company or a Participant, without proof of damages or the posting of bond, in a court of law while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the Panel. Final resolution of any dispute through arbitration may include any remedy or relief which the Panel deems just and equitable, including any and all remedies provided by applicable state or federal statutes. At the conclusion of the arbitration, the Panel shall issue a written decision that sets forth the essential findings and conclusions upon which the arbitrator’s award or decision is based. Any award or relief granted by the Panel hereunder shall be final and binding on the Company and the applicable Participants and may be enforced by any court of competent jurisdiction. BY RECEIVING AN AWARD HEREUNDER, EACH PARTICIPANT ACKNOWLEDGES THAT THE PARTICIPANT IS HEREBY WAIVING ANY RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE COMPANY OR SUCH PARTICIPANT AGAINST THE OTHER IN CONNECTION WITH ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH ANY OF THE MATTERS REFERENCED IN THE FIRST SENTENCE ABOVE. The administrative fees and costs of the arbitration proceeding shall be allocated equally between the parties to the dispute by JAMS, or its successor as the case may be. Each party to a dispute hereunder shall bear its own attorney’s fees and costs (other than forum costs associated with the arbitration) incurred by it in connection with the resolution of the dispute. Each party to a dispute hereunder will select one arbitrator and the two selected arbitrators will select the third arbitrator.

18. Headings. The headings in this Plan are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning hereof.

19. Successors.  The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume this Plan and all obligations of the Company thereunder.

[End of Incentive Bonus Plan]

SURF AIR MOBILITY INC.

INCENTIVE BONUS PLAN

Schedule 1

Calculation of Plan Pools

All calculations with respect to the Plan Pool for a Measurement Period, including without limitation determination of Qualifying Revenue, shall be performed in good faith by the Administrator, in consultation with the SAC Representative, in accordance with the provisions of this Schedule 1 and in accordance with SAC’s revenue recognition policy as of the Effective Date. For the avoidance of doubt, any dispute regarding the determination of Qualifying Revenue for any Measurement Period that is not resolved by the Administrator and the SAC Representative acting in good faith must be submitted to an arbitrator in accordance with Section 17 of the Plan (and any determination of Qualifying Revenue by the arbitrator shall apply to all Participants). For the avoidance of doubt, this Schedule 1 may not be amended without the written consent of the SAC Representative. Capitalized terms not defined herein are defined in the Plan.

Tranche 1

The “Tranche 1 Period” shall commence on the first day of the calendar month following the month in which the Effective Date occurs and shall end on the last day of the calendar month that is the fifteenth (15th) month after the calendar month in which the Effective Date occurs.

The “Tranche 1 Plan Pool” for the Tranche 1 Period shall be an amount (not less than zero) equal to (a) two (2) times (b) the amount by which (i) the highest level of Tranche 1 Qualifying Revenue for any 12-Month Period that ends during the Tranche 1 Period exceeds (ii) the Tranche 1 Threshold Amount; provided, however, that the Tranche 1 Qualifying Revenue for any 12-Month Period for purposes of clause (i) above shall not exceed Fifty Million Dollars ($50,000,000); and provided, further, that in no event will the Tranche 1 Plan Pool exceed Forty Million Dollars ($40,000,000). For avoidance of doubt, if the Tranche 1 Qualifying Revenue for each 12-Month Period that ends during the Tranche 1 Period does not exceed the Tranche 1 Threshold Amount, the Tranche 1 Plan Pool shall be zero, and no Bonus Awards will be payable with respect to the Tranche 1 Period.

The “Tranche 1 Threshold Amount” shall be Thirty Million Dollars ($30,000,000).

“Tranche 1 Qualifying Revenue” means the subsidized route revenue (including subsidy (e.g., EAS) and ticket and ancillary sales on subsidized routes) of SAC and its subsidiaries on a consolidated basis.

The “Unearned Tranche 1 Plan Pool” means an amount equal to (i) Forty Million Dollars ($40,000,000) minus (ii) the Tranche 1 Plan Pool.

Tranche 2

The “Tranche 2 Multiplier” means the quotient derived by dividing (x) the sum of Forty Million Dollars ($40,000,000) plus the Unearned Tranche 1 Plan Pool by (y) Forty Million Dollars ($40,000,000).

The “Tranche 2 Period” shall commence one day after the last day of the Tranche 1 Period and shall end on the last day of the calendar month that is the twenty-seventh (27th) month after the calendar month in which the Effective Date occurs.

The “Tranche 2 Plan Pool” for the Tranche 2 Period shall be an amount (not less than zero) equal to (a) the Tranche 2 Multiplier times (b) the amount by which (i) the highest level of Tranche 2 Qualifying Revenue for any 12-Month Period that ends during the Tranche 2 Period exceeds (ii) the Tranche 2 Threshold Amount; provided, however, that the Tranche 2 Qualifying Revenue for any 12-Month Period for purposes of clause (i) above shall not exceed One Hundred Ten Million Dollars ($110,000,000); and provided, further, that in no event will the Tranche 2 Plan Pool exceed the sum of (x) Forty Million Dollars ($40,000,000) plus (y) the Unearned Tranche 1 Plan Pool. For avoidance of doubt, if the Tranche 2 Qualifying Revenue for each 12-Month Period that ends during the Tranche 2 Period does not exceed the Tranche 2 Threshold Amount, the Tranche 2 Plan Pool shall be zero, and no Bonus Awards will be payable with respect to the Tranche 2 Period.

The “Tranche 2 Threshold Amount” shall be Seventy Million Dollars ($70,000,000).

“Tranche 2 Qualifying Revenue” means revenue from Saab 340 operations, subsidized route revenue, and Hawaii non-charter revenue (including subsidy (e.g., EAS) and ticket and ancillary sales on Saab 340, subsidized, and Hawaii non-charter routes) and ancillary revenue from non-flying operations (e.g., distribution, ground handling, and other airline services) of SAC and its subsidiaries on a consolidated basis.

Adjustment of Qualifying Revenue

In the event that the EAS program (or any other subsidy program) is no longer in effect during a Measurement Period, the Administrator shall, in consultation with the SAC Representative, determine in good faith whether to implement one or more adjustments to the Qualifying Revenue and/or the Plan Pool amounts for that Measurement Period as appropriate to preserve the incentives and opportunities that were intended to be provided to Participants under this Plan as of the Effective Date.

In addition, the Administrator, in consultation with the SAC Representative, shall determine in good faith whether to implement one or more adjustments to the Qualifying Revenue and/or the Plan Pool amounts for each Measurement Period as appropriate to preserve the incentives and opportunities that were intended to be provided to Participants under this Plan as of the Effective Date by excluding the impact of (1) any change in accounting policies or practices, (2) any material corporate transaction (such as a reorganization, combination, separation, merger, acquisition, disposition, or any combination of the foregoing), or any complete or partial liquidation of SAC, (3) the costs associated with any such transaction, (4) unbudgeted nonrecurring gains or losses, and (5) other extraordinary events.

For the avoidance of doubt, any dispute regarding the determination or implementation of adjustments as contemplated by the foregoing that is not resolved by the Administrator and the SAC Representative acting in good faith must be submitted to an arbitrator in accordance with Section 17 of the Plan (and any determination by the arbitrator shall apply to all Participants).

SURF AIR MOBILITY INC.

INCENTIVE BONUS PLAN

Exhibit A

Form of Award Agreement

THIS INCENTIVE BONUS PLAN AWARD AGREEMENT (this “Agreement”) is made as of this [ ● ] day of [ ● ] 2023, between Surf Air Mobility Inc. (the “Company”) and [ ● ] (the “Participant”).

1. Award. Subject to the terms and conditions set forth herein and in the Surf Air Mobility Inc. Incentive Bonus Plan (the “Plan”), the Participant is hereby awarded [ ● ] Participation Units. Except as otherwise specified herein, the terms defined in the Plan will have the same meanings herein. The Participant’s right to receive Participation Units is conditioned on the Participant’s execution of this Agreement. The Participant is expected to continue to provide outstanding commitment and contribution in order to attempt to meet the Qualifying Revenue hurdles throughout the period of the Plan.

2. Conditions to Payment. Each Bonus Award in respect of the Participant’s Participation Units will be paid promptly following (but in no event later than thirty (30) days after) the applicable Measurement Period date under the Plan, provided that, in the case of a payment on or following the Participant’s Termination of Service, the Participant timely executes and delivers the Release described in Section 8(c) of the Plan.

3. Tax Consequences. Bonus Awards under the Plan are intended to be exempt from Section 409A of the Code, and the Plan and this Agreement shall be interpreted accordingly. Nonetheless, the Company does not guarantee the tax treatment of the Bonus Awards. The Participant hereby acknowledges that the Participant is relying solely upon the Participant’s own advisors and not on any statements or representations of SAC, the Company, the Board of Directors of the Company, any of the Company’s stockholders or any of their respective attorneys, affiliates, or advisors with respect to the legal and tax consequences of participating in the Plan.

4. Withholding. The Company is authorized to withhold from any consideration payable to the Participant hereunder any taxes required to be withheld by federal, state, foreign or local law. By signing this Agreement, the Participant agrees that, to the extent that any payment pursuant to the Bonus Award is made in shares of Common Stock (“Shares”) as provided in Section 6(b) of the Plan, any tax withholding obligation arising in connection with such payment will be satisfied as follows:

a.	The Company will determine the amount of any federal, state, local or other income, employment, or other taxes which the Company or any of its subsidiaries may be obligated to withhold with respect to the delivery of Shares in payment of the Bonus Award (such withholding obligations, the “Withholding Obligation”).

b.	The Participant hereby irrevocably instructs the Company (and any third-party broker designated by the Company) to sell in one or more transactions on the open market, for and on the Participant’s behalf, from the Shares otherwise deliverable to the Participant in payment of the Bonus Award, a number of such Shares (valued at the applicable sale prices applying the applicable broker’s customary methodology) to satisfy the Withholding Obligation and any brokerage fees and commissions arising in connection with such sale (rounded up to the nearest whole Share). Such sale shall occur in connection with the delivery of the Shares in payment of the Bonus Award. The proceeds of such sale, in an amount equal to the Withholding Obligation, shall be promptly remitted to the Company to satisfy the Withholding Obligation. Any brokerage fees and commissions arising in connection with such sale shall also be satisfied from the proceeds of such sale.

c.	Any such sale of Shares for and on the Participant’s behalf will be conducted through a broker designated by the Company. The Participant agrees to execute any and all such other documents as may be requested by the Company or such broker, as applicable, in order to implement and consummate the transactions contemplated by this letter agreement. The Participant agrees to comply with any administrative rules and procedures established by the Company with respect to such transactions.

d.	For clarity, should any tax withholding event arise in connection with the Bonus Award other than in connection with the delivery of Shares in payment of the Bonus Award, the Participant remains obligated to satisfy such tax withholding obligations.

5. Parachute Tax Provisions.

a.	The Participant acknowledges that the Bonus Awards, and other benefits and payments to which the Participant is or may become entitled, may, but for Section 7 of the Plan and this Section 5, result in the Participant’s receipt or deemed receipt of a “parachute payment” within the meaning of Section 280G of the Code. Accordingly, the Participant hereby irrevocably and unconditionally relinquishes any and all rights that the Participant currently possesses, or will possess in connection with the acquisition of SAC by the Company on or before the Effective Date, to any compensation or benefits that would otherwise constitute “parachute payments” within the meaning of Section 280G of the Code (the “Change in Control Amounts”), but only to the extent that the aggregate present value of such Change in Control Amounts, when taking into account all amounts considered “parachute payments” for purposes of Section 280G of the Code, exceeds one dollar less than 300% of the Participant’s “base amount” (as defined in Section 280G(b)(3) of the Code) (such excess over that limit, the “Contingent Amounts”); provided, however, if the shareholders of SAC approve payment of such Contingent Amounts in compliance with the requirements of Section 280G(b)(5)(B) of the Code and Treasury Regulation § 1.280G-1, Q&A-7, the Contingent Amounts will be paid or provided to the Participant to the extent that such amounts are earned and payable under the terms of this Agreement and any other applicable plans or agreements that govern the Participant’s rights to receive such amounts. If the shareholder approval requirements of Section 280G of the Code are not met, the Contingent Amounts shall not be paid or provided to the Participant (or, if the Participant has already received such amounts, the Participant shall repay such amounts to the Company). The Company shall determine which portion of the Change in Control Amounts the Participant has waived as follows: first, any amounts, the full amount of which would otherwise be considered a “parachute payment” under Treasury Regulation § 1.280G-1, Q&A-24(a) (after taking into account Q&A-24(a)(2)), shall be reduced to the extent necessary to eliminate the Contingent Amounts, in reverse order of their regularly scheduled payment dates; and second, any remaining Contingent Amounts to which Treasury Regulation § 1.280G-1, Q&A-24(b) applies shall be reduced to the extent necessary to eliminate the Contingent Amounts, in reverse order of their regularly scheduled payment dates; and third, any remaining Contingent Amounts to which Treasury Regulation § 1.280G-1, Q&A-24(c) applies shall be reduced to the extent necessary to eliminate the Contingent Amounts, in reverse order of their regularly scheduled vesting dates. In all cases, the waiver of payments shall be implemented in a manner that complies with Section 409A of the Code. All other provisions of this Agreement, the Plan, and any other agreement embodying the Contingent Amounts shall remain in full force and effect, such that, regardless of the outcome of the shareholder vote described in this Agreement and regardless of whether the shareholder approval requirements of Section 280G of the Code are met, the Participant shall continue to have rights under such agreements to any amounts that are not the Contingent Amounts.

b.	Nothing contained herein shall be construed as an admission that the Participant is a “disqualified individual” subject to the provisions of Section 280G of the Code or that any of the Contingent Amounts constitute “parachute payments” within the meaning of Section 280G of the Code. For the avoidance of doubt: (i) the Participant does not waive any right to retain or receive any payment that is not considered a “parachute payment” within the meaning of Section 280G of the Code, including but not limited to, amounts that are established by clear and convincing evidence not to be Contingent Amounts; and (ii) if stockholder approval that meets the requirements of Section 280G of the Code and Treasury Regulation §1.280G-1, Q&A–7 is obtained, the Participant’s right to retain or receive the Contingent Amounts (and, for the avoidance of doubt, all Change in Control Amounts) shall be reinstated.

c.	Any final determination required or contemplated under this Agreement (including, without limitation, any determination of the Contingent Amounts) shall be made in writing by SAC’s consultants or legal counsel (the “Advisors”), whose determination shall be conclusive and binding upon SAC and the Participant for all purposes, subject only to review by an applicable governmental authority. For purposes of making the calculations required or contemplated by this section, the Advisors may rely on reasonable, good-faith interpretations concerning the application of Sections 280G, 409A, and 4999 of the Code.

6. The Plan. The Participant has received a copy of the Plan, has read the Plan and is familiar with its terms, and hereby accepts the award made by this Agreement subject to the terms and provisions of the Plan, as amended from time to time.

7. Confidentiality. The Participant agrees to maintain in complete confidence the existence of this Agreement and the Plan and the contents and terms of this Agreement and the Plan (collectively, the “Bonus Information”). Except as required by applicable law, the Participant may disclose Bonus Information only to the Participant’s immediate family members, the court in any proceedings to enforce the terms of this Agreement and the Plan, and the Participant’s attorney, accountant and any professional tax advisor to the extent that any such person needs to know the Bonus Information in order to provide advice on tax treatment or to prepare tax returns and must prevent disclosure of any Bonus Information to all other third parties. The Participant agrees that the Participant will not publicize, directly or indirectly, any Bonus Information, including without limitation Participant’s Participation Percentage, the amount of Qualifying Revenue for any period, or the amount of any Bonus Award received hereunder.

8. Entire Agreement. This Agreement, together with the Plan, represents the entire agreement between the parties with respect to the subject matter hereto, and supersedes any prior agreement, written or otherwise, relating to the Participant’s eligibility to receive incentive compensation from the Company and its Affiliates.

9. Governing Law. This Agreement and the interpretation and enforcement thereof, including all claims whether in tort, contract or otherwise, shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state without giving effect to any choice or conflict of law provision or rule that would cause the application of the law of any jurisdiction other than the State of Delaware. All controversies and claims arising under or relating to this Agreement, or the relationships or transactions contemplated hereby, are to be resolved by arbitration in accordance with the rules of the Judicial Arbitration and Mediation Services, Inc. pursuant to the procedures set forth in Section 17 of the Plan. Any award, order or judgment pursuant to the arbitration is final and may be entered and enforced exclusively in any New York state or federal court of competent jurisdiction. The arbitration specified in Section 17 of the Plan is intended to be the exclusive remedy available to each such party to this Agreement.

10. Amendment. This Agreement may only be amended by a writing signed by each of the parties hereto; provided that the Company may amend this Agreement without the Participant’s consent, if the amendment does not materially impair the Participant’s rights hereunder.

11. Execution. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original agreement and all of which shall constitute one and the same agreement. The counterparts of this Agreement may be executed and delivered by electronic signature (including portable document format) by any of the parties and the receiving parties may rely on the receipt of such document so executed and delivered electronically or by facsimile as if the original had been received.

12. Acknowledgement. The Participant certifies, acknowledges, and agrees that the Participant has read and completely understands the provisions of this Agreement and that the Participant is signing freely and voluntarily, without duress, coercion, or undue influence. The Participant acknowledges that the Participant has been provided the opportunity to consult legal counsel, and has been advised by the Company to consult such counsel with respect to this Agreement, including, without limitation, Section 5 hereof and the payments and benefits waived herein, and by executing below waives any defense that the execution of this Agreement was neither knowing nor voluntary.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Incentive Bonus Plan Award Agreement as of the date and year written above.

PARTICIPANT	SURF AIR MOBILITY, INC.

By:
Signature
Print Name:

Print Name	Title: